EXHIBIT A – ANNUAL REPORT

3 KEYS COMMUNITIES, LLC

ANNUAL REPORT

230 W Chicago Unit 1Las Vegas, NV 89102
http://www.3keyscommunities.com

THIS ANNUAL REPORT IS DATED MAY 8, 2024

ABOUT THIS FORM C-AR

We have prepared this offering statement for our offering of securities under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this Form C-AR. We have not authorized any person to provide you with any information different from that contained in this Form C-AR. The information contained in this Form C-AR is complete and accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

3 Keys Communities, LLC (the "Company") was incorporated in Wyoming on June 27, 2023. The Company is located at 230 W Chicago Unit 1, Las Vegas, NV 89102. The Company's website is http://www.3keyscommunities.com/.

The Business

The Company was formed to acquire, renovate, operate, and dispose of a portfolio of multi-family real estate properties located at 210 W Baltimore Avenue, Las Vegas, NV 89102, 2116 Fairfield Avenue, Las Vegas, NV 89102, 224, 226-227, 230-232, 234, 240 W St. Louis Avenue, Las Vegas, NV 89102, 1163 Blankenship Avenue, Las Vegas, NV 89106, 230, 234, 238, 248 W Chicago Avenue, Las Vegas, NV 89102, 216 Philadelphia Avenue, Las Vegas, NV 89102, 1001 G Street, Las Vegas, NV 89106, 1101 G Street, Las Vegas, NV 89106, 828 F Street, Las Vegas, NV 89106, 1201 D Street, Las Vegas, NV 89106, 704 W Adams, Las Vegas, NV 89106, 1312 C Street, Las Vegas, NV 89106, 602 W McWilliams Avenue, Las Vegas, NV 89106, 2215 E Nelson Avenue, Las Vegas, NV 89030 ("Property" or "Properties"). The Properties consist of a total of 233 units in aggregate.

Capital Structure

In addition to Class D Interests, the Company has also authorized Class A Interests, Class B Interests and Class C Interests. Class A Interests are broken into A-1, A-2 and A-3 Interests and Class B Interests are broken into B-1, B-2, and B3 Interests. Class A, Class B and Class D Interests ("Investor Interests") have the same membership rights, except for their distributions differ based on Class. Investor Interests represent 70% of the Company's membership interests and Class C Interests represent the remaining 30%.

Management

Our manager is 3 Keys Communities Manager, LLC (the "Manager"). Our Manager shall manage all company assets and operations and perform all other duties prescribed for in our second amended and restated operating agreement dated September 29, 2023, as may be amended from time to time (the "Operating Agreement"). No other person shall have any right or authority to act for or bind the Company except as permitted in our Operating Agreement or as required by law. Our Manager will have no personal liability for the obligations of the Company. Our Manager is managed by its managers. The managers will be responsible for approving fundamental transactions of the Company and the day-to-day operations of the Company.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company does not have additional securities outstanding.

Outstanding Debt

Mountain America Federal Credit Union
Loan Amount: $3,455,000.00
Interest Rate: 7.15%
Maturity Date: 1/1/34

Mountain America Federal Credit Union
Loan Amount: $5,291,133.00
Interest Rate: 7.15%

Maturity Date: 1/1/34

Previous Offerings

Name: Class A Interest
Type of Security Sold: Equity
Final Amount Sold: $3,310,000
Number of Securities Sold: 3,310
Date of Offering: 8/1/2023
Exemption Relied Upon: Regulation D, Rule 506(b)
Use of Proceeds: Acquire Properties and other operational expenses

Name: Class B Interest
Type of Security Sold: Equity
Amount Sold to Date: $4,135,000.00
Number of Securities Sold: 4,135
Date of Offering: 9/29/2023
Exemption Relied Upon: Regulation D, Rule 506(c)
Use of Proceeds: Acquire Properties and other operational expenses

Litigation

The Company is not subject to any current litigation or threatened litigation.

Regulatory Information

The Company has not previously failed to comply with the ongoing reporting requirements of Regulation CF § 227.202.


RISK FACTORS


A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C and its Exhibits. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

<u>**Risks Related to the Company's Business and Industry**</u>

If our Manager fails to attract and retain its key personnel, the Company may not be able to achieve its anticipated level of growth and its business could suffer.

The Company's future depends, in part, on our Manager's ability to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Manager, each of whom could be difficult to replace.

The Company has no operating history for investors to evaluate.

The Company and our Manager were recently formed and have not generated any revenues and have no operating history upon which prospective investors may evaluate their performance. No guarantee can be given that the Company will achieve its investment objectives, the value of any Properties will increase, or that any Properties will be successfully monetized.

Possible changes in federal tax laws make it impossible to give certainty to the tax treatment of any Interests.

The IRS code is subject to change by Congress, and interpretations of the code may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in that law affecting an investment in the Issuer would be limited to prospective effect.

The Company will be subject to those general risks relating to the development, ownership, and operation of real estate.

The Company's economic success will depend upon the results of operations of the Properties, which will be subject to those risks typically associated with such asset class. Fluctuations in operating expenses and tax rates can adversely affect operating results or render the sale or refinancing of the properties difficult or unattractive. Certain expenditures associated with the properties will be fixed (principally mortgage payments, if any, and real estate taxes) and will not necessarily decrease due to events adversely affecting the Company's income from the operation of the properties. No assurance can be given that certain assumptions as to the future profits from such operations will be accurate, since such matters will depend on events and factors beyond the Company's and our Manager's control. These factors include, among others:

- adverse changes in local and national economic conditions;

- changes in the financial condition of buyers and sellers of similar properties;

- changes in the availability of debt financing and refinancing;

- changes in the relative popularity of the properties and in real estate as an investment class;

- changes in interest rates, real estate taxes, operating expenses, and other expenses;

- changes in market capitalization rates;

- changes in utility rates;

- development and improvement of competitive properties;

- ongoing development, capital improvement, and repair requirements;

- risks and operating problems arising out of the presence or scarcity of certain construction materials;

- environmental claims arising in respect of real estate acquired with undisclosed or unknown environmental problems or as to which adequate reserves had not been established;

- physical destruction and depreciation of property and equipment;

- damage to and destruction of the properties, or any improvements or personal property located thereon;

- acts of God;

- changes in availability and cost of insurance;

- unexpected construction costs;

- increases in the costs of labor and materials;

- materials shortages; and

- labor strikes.

The economic success of an investment in the Company will depend to a great extent upon the results of operations of the Properties, some of which are outside the Company's control.

The Properties will be subject to those risks typically associated with investments in real estate that produce income based on tenant occupancy and rental revenues. Fluctuations in vacancy rates, rent schedules, and operating expenses can adversely affect operating results or render the sale or refinancing of the properties difficult or unattractive. No assurance can be given that certain assumptions as to the future levels of occupancy of the properties, future rental appreciation, future cost of capital improvements, or future cost of operating the properties will be accurate since such matters will depend on events and factors beyond the control of the Company. Such factors include continued validity and enforceability of the leases, vacancy rates for properties similar to the properties, financial resources of tenants, rent levels near the properties, adverse changes in local population trends, market conditions, neighborhood values, local economic and social conditions, the enactment of unfavorable real estate regulations, rent control, and other risks.

We may not acquire all of the Properties.

The Company intends to raise sufficient capital through this Offering and other exempt offerings to acquire, improve, and operate all the Properties. The Company plans to close on the Properties on a Property-by-Property basis as funds become available. If the Company does not raise enough capital, it may not acquire all the Properties. If the Company does not acquire all the Properties, investor returns may be negatively affected. In addition, the Properties the Company does acquire may perform worse than the Properties it did not acquire, which would also affect investor returns. The Manager has complete discretion on which Properties the Company will acquire first. Investors may not agree with the business decisions made by our Manager regarding the acquisition of the Properties.

Real estate is a long-term illiquid investment that may be difficult to sell in response to changing economic conditions.

Real estate is generally a long-term investment that cannot be quickly converted to cash. Therefore, the ability to liquidate the Properties promptly in response to economic or other conditions will be limited, which could affect the Investors ability to realize a return on their investment. Real estate investments are also subject to adverse changes in overall economic conditions or local conditions that may reduce the demand for real estate generally.

The Properties will be subject to additional risks that may adversely impact the operating results and the success of the Company.

The Company will generate income from residential leases on the Properties. These leases will generally be for terms of no more than one or two years. Therefore, there are vacancy and re-letting risks associated with income producing residential properties. In addition, an economic downturn, including increased unemployment rates, may cause the residential industry to experience a significant decline in business due to a reduction in renters. Low residential mortgage interest rates could accompany and encourage potential renters to purchase residences rather than lease them. These and other factors could have a material, adverse effect on the Company's performance. If current tenants for the properties do not renew or extend their leases or if current tenants terminate their leases, the operating results of the properties could be substantially and adversely affected by the loss of revenue and possible increase in operating expenses not reimbursed by the tenants. There can be no assurance that any unoccupied space in the Properties will be leased, levels of occupancy will be maintained, or the properties will be substantially occupied. In addition, lease-up of unoccupied space may be achievable only at decreased rental rates or with the provision of substantial rental concessions, both of which would adversely affect the operating cash flow of the Company. To the extent that tenants of the Properties do not renew their leases, or renew at lower than current market rates, the financial viability of the properties may be adversely affected. In addition, tenants and lease guarantors, if any, may be unable to make their lease payments. Defaults by a significant number of tenants could, depending on the number of leases affected and the ability to successfully find substitute tenants, have a material, adverse effect on the financial performance of the properties, thus reducing cash flow to the Company.

We face possible risks associated with natural disasters and the physical effects of climate change, which may include more frequent or severe storms, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

To the extent climate change causes changes in weather patterns, our coastal destinations could experience increases in storm intensity and rising sea-levels causing damage to our properties and result in higher vacancy. Climate change may also affect our business by increasing the cost of, or making unavailable, property insurance on terms we find acceptable in areas most vulnerable to such events, increasing operating costs, including the cost of water or energy, and requiring us to expend funds to repair and protect our Properties in connection with such events. Any of the foregoing could have a material adverse effect on our business, results of operations, and financial condition.

Real estate projects may suffer losses that are not covered by insurance.

Material losses to real estate properties may occur in excess of insurance proceeds with respect to any property as insurance proceeds may not provide sufficient resources to fund the losses. However, there are types of losses, generally of a catastrophic nature, such as losses due to wars, earthquakes, floods, hurricanes, pollution, environmental matters, mold, or terrorism, which are either uninsurable or not economically insurable, or may be insured subject to limitations such as large deductibles or co-payments. If an uninsured loss or a loss in excess of insured limits occurs on the Properties, the Company could lose anticipated future revenues.

We might obtain lines of credit and other borrowings, which increases our risk of loss due to potential foreclosure.

We may obtain lines of credit and long-term financing that may be secured by our assets. As with any liability, there is a risk that we may be unable to repay our obligations from the cash flow of our assets. Therefore, when borrowing and securing such borrowing with our assets, we risk losing such assets in the event we are unable to repay such obligations or meet such demands.

We have broad authority to incur debt and high debt levels could hinder our ability to make distributions and decrease the value of our investors' investments.

While investors will not be personally liable for these obligations, and our Manager may issue personal guarantees that these obligations will be repaid, the Company is ultimately responsible for paying off these debts. High debt levels would cause us to incur higher interest charges and higher debt service payments and may also be accompanied by restrictive covenants. These factors could limit the amount of cash we have available to distribute and could result in a decline in the value of our investors' investments.

The Properties may be subject to foreclosure if a default under any mortgage loan occurs.

Each mortgage loan secured by the properties will contain various default provisions, including payment defaults, operating restrictions, reporting defaults, transfer restrictions, and capital improvement obligations. Upon an uncured default under a loan, the lender may declare the entire amount of the loan, including principal, interest, prepayment premiums, and other charges to be immediately due and payable. If a senior mortgage lender declares a loan to be immediately due and payable, the Company will have the obligation to immediately repay the loan in full. If repayment does not occur, the lender may invoke its remedies under the loan documents, including proceeding with a foreclosure sale, which is likely to result in the Company losing its entire investment.

The market in which the Company participate is competitive and, if it does not compete effectively, its operating results could be harmed.

The Company will compete with many others engaged in real estate in general, including but not limited to individuals, corporations, bank and insurance company investment accounts, real estate investment trusts, and private real estate funds. This market is competitive and rapidly changing. Significant increases in the number of listings for long-term residential rentals in the geographic areas where the Company's Properties are located, if not met by a similar increase in demand for long-term rentals, is likely to cause downward pressure on rental rates and, potentially, impact to value of the Properties. The Company expects competition to persist and intensify in the future, which could harm its ability to generate sufficient rental income from its properties or acquire additional properties on terms that investors find to be reasonable.

The Properties or a portion of the Properties could become subject to eminent domain or a condemnation action.

Such an action could have a material, adverse effect on the marketability of the properties and any returns therefrom.

Future changes in land use and environmental laws and regulations, whether federal, state, or local, may impose new restrictions on the Properties.

The Company ability to sell or operate the Properties as intended may be adversely affected by such regulations, which could affect returns therefrom.

Any person who supplies services or materials to the Properties may have a lien against such Properties securing any amounts owed to such person under state law.

Therefore, even if a contractor is paid its contract fees, if that contractor fails to pay its subcontractors or materials supplier, then such subcontractor or materials supplier who was not paid will have mechanic's lien rights against such Properties. If one or more mechanic's liens do appear against the Properties, their release must be obtained or the person holding such liens will have the right to foreclose. A forced sale of the Properties could negatively affect returns therefrom.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for distributions.

Each Property may be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services be made accessible and available to people with disabilities. The ADA's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce the Company's net income and the amount of cash available for distributions to investors.

Lawsuits may arise between the Company and its tenants resulting in lower cash distributions to investors.

Disputes between landlords and tenants are common. These disputes may escalate into legal action from time to time. In the event a lawsuit arises between the Company and a tenant it is likely that the Company will see an increase in costs. Accordingly, cash distributions to investors may be affected.

The consideration paid for our Properties may exceed fair market value, which may harm our financial condition and operating results.

The consideration that the Company pays will be based upon numerous factors, and the Properties will be purchased in a negotiated transaction rather than through a competitive bidding process. We cannot assure anyone that the purchase price that the Company pays for the Properties or their appraised value will be a fair price, that we will be able to generate an acceptable return on such Properties. The Company may also be unable to lease vacant space or renegotiate existing leases at market rates, which would adversely affect our returns on a Property. As a result, the

Company's investments in Properties may fail to perform in accordance with our expectations, which may substantially harm the Company's operating results and financial condition.

The failure of Properties to generate positive cash flow or to sufficiently appreciate in value would most likely preclude our investors from realizing an attractive return on their interest ownership.

There is no assurance that real estate investments made by the Company will appreciate in value or will ever be sold at a profit. The marketability and value of the Properties will depend upon many factors beyond the control of our management. There is no assurance that there will be a ready market for the properties, since investments in real property are generally non-liquid. The real estate market is affected by many factors, such as general economic conditions, availability of financing, interest rates and other factors, including supply and demand, that are beyond our control. We cannot predict whether we will be able to sell any Property for the price or on the terms set by it, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a Property. Moreover, the Company may be required to expend funds to correct defects or to make improvements before a Property can be sold. We cannot assure any person that it will have funds available to correct those defects or to make those improvements. These factors and any others that would impede its ability to respond to adverse changes in the performance of our Properties could significantly harm its financial condition and operating results.

The Company may experience liability for alleged or actual harm to third parties and costs of litigation.

Owning and operating the Properties subjects the Company to the risk of lawsuits filed by tenants, past and present employees, contractors, competitors, business partners, and others in the ordinary course of business. As with all legal proceedings, no assurance can be provided as to the outcome of these matters, and legal proceedings can be expensive and time-consuming. We may not be successful in the defense or prosecution of these lawsuits, which could result in settlements or damages that could result in substantial losses to the Company. Even if the Company is successful, there may be substantial costs associated with the legal proceeding, and our Manager may be delayed or prevented from implementing the business plan of the Company.

Due diligence may not uncover all material facts.

We will endeavor to obtain and verify material facts regarding the Properties; however, it is possible that our we will not discover certain material facts about a Property, because information presented by the sellers may have been prepared in an incomplete or misleading fashion, and material facts related to such Property may not yet have been discovered.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the Company's business.

The Company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the Company's business and financial condition. "Shelter-in-place" or other such orders by governmental entities would further negatively impact the Company's business and could also disrupt the Company's operations if employees, who cannot perform their responsibilities from home, are not able to report to work.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

Businesses are more frequently facing advanced and persistent attacks on information infrastructure where various proprietary information and sensitive/confidential data relating to business operations are managed and stored. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate the portfolios' network security and misappropriate or compromise confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that the portfolios produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of the Company or Company's information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

To the extent the Company directly processes customer/tenant information rather than through a third-party business platform, security breaches of confidential customer information, in connection with the Company's electronic processing of credit and debit card transactions, or confidential employee information may adversely affect its business.

The Company in the course of business may require the collection, transmission, and retention of personally identifiable information, in various information technology systems that it maintains and in those maintained by third parties with whom it contracts to provide services. The integrity and protection of that data is critical. The information, security, and privacy requirements imposed by governmental regulation are increasingly demanding. The Company's systems may not be able to satisfy these changing requirements and customer/tenant and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of the Company's information technology systems or those of its service providers could lead to an interruption in the operation of the Company's systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss, or misappropriation of, or access to, customers'/tenants' or other proprietary data or other breach of the Company's information technology systems could result in fines, legal claims, or proceedings.

Non-compliance with certain securities regulations may result in the liquidation and winding up of the Company.

We are not registered and will not be registered as an investment company under the Investment Company Act of 1940, as amended ("Investment Company Act"), and none of Our Manager nor its or members is or will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended ("Investment Advisers Act"), and thus the interests do not have the benefit of the protections of the Investment Company Act or the Investment Advisers Act. We and Our Manager have taken the position that the Properties are not "securities" within the meaning of the Investment Company Act or the Investment Advisers Act, and thus Our Manager will not be advising with respect to securities under the Investment Advisers Act. This position, however, is based upon applicable law that is inherently subject to judgments and interpretation. If we were to be required to register under the Investment Company Act or Our Manager were to be required to register under the Investment Advisers Act, it could have a material and adverse impact on the results of operations and expenses of the Company.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements.

Our Operating Agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of Our Manager.

Our Operating Agreement provides that Our Manager, in exercising its rights in its capacity as Manager, will be entitled to consider only such interests and factors as it desires and will have no duty or obligation (fiduciary or otherwise) to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our Operating Agreement, the Wyoming Limited liability Company Act or under any other law, rule or regulation or in equity.

Conflicts may exist among our Manager and its employees or affiliates.

Our Manager will engage with, on behalf of the Company, a number of brokers, asset sellers, insurance companies, and maintenance providers and other service providers and thus may receive in-kind discounts. In such circumstances, it is likely that these in-kind discounts may be retained for the benefit of our Manager and not the Company nor the Company. Our Manager may be incentivized to choose a service provider or seller based on the benefits they are to receive.

We do not have a conflicts of interest policy.

The Issuer, our Manager and their affiliates will try to balance our Interests with their own. However, to the extent that such parties take actions that are more favorable to other entities than the Company, these actions could have a negative impact on our financial performance and, consequently, on distributions to investors and the value of interests. We have not adopted, and do not intend to adopt in the future, either a conflicts of interest policy or a conflicts resolution policy.

There may be conflicting interests of investors.

Our Manager will determine whether or not to acquire or liquidate our Properties. When determining to acquire or liquidate a Property, our Manager will do so considering all of the circumstances at the time, which may include obtaining or paying a price for a Property Asset that is in the best interests of some but not all of the investors.

Conflicts may exist between service providers, the Company, our Manager and their affiliates.

Our service providers may provide services to our Manager, the Company, and their affiliates. Because such providers may represent both the Company and such other parties, certain conflicts of interest exist and may arise. To the extent that an irreconcilable conflict develops between us and any of the other parties, providers may represent such other parties and not the Company. Providers may, in the future, render services to us or other related parties with respect to activities relating to the Company as well as other unrelated activities. Legal counsel is not representing any prospective investors in connection with this offering. Prospective investors are advised to consult their own independent counsel with respect to the other legal and tax implications of an investment in our Interests.

The terms of our Operating Agreement make it difficult to end our relationship with our Manager.

Under the terms of our Operating Agreement, only holders of Class C Interests, which are issued to our Manager and/or its affiliates may vote to appoint or remove Managers. Investors will have no ability to affect such matters.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company and Company are currently not subject to the Sarbanes Oxley Act of 2002, and our financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our co-ownership of the Properties may limit our control over the Properties, which could have a material negative impact on our returns from the Properties.

The Company will be entering into a Tenant in Common Agreement ("TIC Agreement") with a third party, in which the Company will own 97.92% of the Property. Prospective Investors should be aware that such an agreement may limit the ability of Our Manager to operate the Properties for the sole benefit of the members but may be required to make decisions based on the responsibilities and restrictions set forth in the Tenants in Common Agreement. Our Manager may be required to consult with the tenants in common ("Co-Tenants") and/or to put certain actions to a vote between the Company and the Co-Tenants prior to taking action on a matter that may impact the Property and/or the operations of the Company. Some requirements, restrictions, or limitations set forth in the TIC Agreement may include, without limitation, the following:

(a)   Among the restrictions set forth in the TIC Agreement may be that the Company will not be able to sell or refinance the Properties without input and approval of the Co-Tenant(s).

(b)   The Company may be required to purchase the ownership interest of any of the Co- Tenant in the event of bankruptcy, insolvency, or involuntary dissolution of the individual Co-Tenant. Such an event could reduce the Net Cash Flow or Net Capital Proceeds to the investor if such distributions are used to purchase a Co-Tenant's ownership interest. Furthermore, if the aforementioned distributions are not sufficient to purchase the entirety of the Co-Tenant's interest in the Property, the Company may be required to raise additional capital to fulfill its obligation under the TIC Agreement by either taking out an additional loan- which would increase the debt service payments on the Properties and reduce overall returns as well as increase the risk of defaulting on the debt service- or by seeking an additional equity raise from investors- which could dilute the investors initial investment thereby reducing the investors overall returns.

(c)   Our Manager may be retained by the Co-Tenant(s) to be the co-tenancy asset manager. However, there may be certain special circumstances whereby Our Manager may be removed "for cause" pursuant to the terms of the asset management agreement. If this were to occur, Our Manager's ability to manage the Properties will be greatly reduced and the Company (and the members) may be negatively impacted by such limitation.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the securities. Neither the Offering nor the securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

Although the Company will generally invest the net proceeds of the Offering into purchasing, improving and/or operating the Properties, Our Manager of the Company has broad discretion in how to utilize them.

Our Manager will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company have the right to limit individual Investor commitment amounts.

The Company may prevent any Investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018, entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

This offering is being conducted on a "best efforts" basis and we may not be able to raise the capital sought in this Offering.

We are offering securities on a "best efforts" basis, and we can give no assurance that all the offered securities will be sold. If you invest in our securities and more than the target amount of offered securities are sold, but less than all the offered securities are sold, the risk of losing your entire investment will be increased. If less than the maximum number of securities offered are sold, we may be unable to fund all the intended uses described in this offering statement from the net proceeds anticipated from this offering without obtaining funds from alternative sources or using working capital that we generate. Alternative sources of funding may not be available to us at what we consider to be a reasonable cost and we may be forced to limit our operations or assets acquired. If sufficient capital through this Offering and the other exempt offerings is not raised to commence operations, the Company intends to not close and return investor funds.

<u>Risks Related to the Securities</u>

The securities will not be freely tradable under the Securities Act until at least one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the securities have not been registered under the securities Act or under the securities laws of any state or foreign jurisdiction, the securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the securities may also adversely affect the price that you might be able to obtain for the securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Any valuation of the Company is subject to significant uncertainty.

Unlike listed companies, which are valued publicly through market-driven stock prices, private companies are difficult to value. Although the Company has performed an internal valuation of its business, it has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the $1,000 per-share price arbitrarily. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment.

Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Securities at the $1,000 offering price (or at any other price), and you risk overpaying for your investment.

The purchase of Interests is a speculative investment.

The Company's business objectives must be considered highly speculative, especially since it has not acquired the Properties or begun operations. No assurance can be given that prospective investors will realize their investment objectives or will realize a substantial return (if any) on their investment or that they will not lose their entire investment in the Company. For this reason, each prospective investor should carefully read this Form C and all Exhibits hereto in their entirety. EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR ATTORNEYS, ACCOUNTANTS, AND BUSINESS ADVISERS PRIOR TO MAKING AN INVESTMENT.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The securities acquired in this offering may be significantly diluted as a consequence of other equity financings.

The Company's equity securities could be subject to dilution via the creation and sale of additional classes of membership interests in the Company, which may have priority over the securities offered in this offering. Whether such securities will ultimately be sold by the Company is uncertain at this time, and as a consequence holders of the securities offered herein could be subject to dilution in an unpredictable amount. Such dilution may reduce an

Investor's economic interests in the Company. The Company is conducting an offering concurrent with this Offering, which securities will have preferential distributions and will have the effect of diluting investors in this Offering.

The purchase prices for the Interests have been arbitrarily determined.

The purchase price for the Interests for this offering has been arbitrarily determined by the Company and bears no relationship to the Company's assets, book value, earnings or other generally accepted criteria of value. In determining pricing, the Company considered factors such as the purchase and holding costs of the Properties, the Company's limited financial resources, the nature of its assets, estimates of its business potential, the degree of equity or control desired to be retained by Our Manager and general economic conditions.

There is no guarantee of a return on an Investor's investment.

The Company's business objectives must be considered highly speculative. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

There is currently no public trading market for our securities.

There is currently no public trading market for our securities, and none is expected to develop or be sustained. If an active public trading market for our securities does not develop or is not sustained, it may be difficult or impossible for you to resell your securities at any price. Even if a public market does develop, the market price could decline below the amount you paid for your securities.

If a market ever develops for our securities, the market price and trading volume may be volatile.

If a market develops for our securities, the market price of our securities could fluctuate significantly for many reasons, including reasons unrelated to our performance or the Properties, such as reports by industry analysts, investor perceptions, or announcements by our competitors regarding their own performance, as well as general economic and industry conditions. For example, to the extent that other companies, whether large or small, within our industry experience declines in their share price, the value of our securities may decline as well.

In addition, fluctuations in our operating results to meet the expectations of investors may negatively impact the price of our securities. Operating results may fluctuate in the future due to a variety of factors that could negatively affect revenues or expenses in any particular reporting period, including vulnerability of our business to a general economic downturn; changes in the laws that affect our operations; competition; compensation related expenses; application of accounting standards; seasonality; and our ability to obtain and maintain all necessary government certifications or licenses to conduct our business.

There are restrictions on an investor's ability to sell its securities making it difficult to transfer, sell or otherwise dispose of our securities.

Under Regulation CF, pursuant to which the Interests are being offered, the Interests may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred to certain transferees as detailed more within this offering statement).

Further, each state has its own securities laws, often called "blue sky" laws, which limit sales of securities to a state's residents unless the securities are registered in that state or qualify for an exemption from registration. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration.

Our securities will not be registered under the laws of any states. There may be significant state blue sky law restrictions on the ability of investors to sell, and on purchasers to buy, our securities. Investors should consider the resale market for our securities to be limited. Investors may be unable to resell their securities, or they may be unable to resell them without the significant expense of state registration or qualification.

In addition, there are significant transfer restrictions contained in our Operating Agreement that prohibit transfers unless approved by Our Manager, in its sole discretion, and the transferee and transferor have met other conditions established by our Operating Agreement.

Possible changes in federal/local tax laws or the application of existing federal/local tax laws may result in significant variability in our results of operations and tax liability for the investor.

The Internal Revenue Code of 1986, as amended, is subject to change by Congress, and interpretations may be modified or affected by judicial decisions, by the Treasury Department through changes in regulations and by the Internal Revenue Service through its audit policy, announcements, and published and private rulings. Although significant changes to the tax laws historically have been given prospective application, no assurance can be given that any changes made in the tax law affecting an investment in the Company would be limited to prospective effect. Accordingly, the ultimate effect on an investor's tax situation may be governed by laws, regulations or interpretations of laws or regulations which have not yet been proposed, passed, or made.

Furthermore, investors may reside in various tax jurisdictions throughout the world. To the extent that there are changes to tax laws or tax reporting obligations in any of these jurisdictions, such changes could adversely impact the ability and/or willingness of investors to purchase securities in real estate. Failure to assess or pay the correct amount of tax on a transaction may expose us to claims from tax authorities.

Financial projections and forward-looking statements may be wrong.

Certain financial projections concerning the future performance of the properties are based on assumptions of an arbitrary nature and may prove to be materially incorrect. No assurance is given that actual results will correspond with the results contemplated by these projections. It is possible that returns may be lower than projected, or that there may be no returns at all.

Such statements are based on Our Manager's current estimates and expectations, along with currently available competitive, financial, and economic data. However, forward-looking statements are inherently uncertain. A variety of factors could cause business conditions and results to differ materially from what is contained in any such forward-looking statements.

It is possible that actual results from operation of the properties will be different than the returns anticipated by Our Manager and/or that these returns may not be realized in the timeframe projected by Our Manager, if at all.

This offering statement and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this offering statement are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this offering statement and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made considering its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this offering statement, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this offering statement, or any documents incorporated by reference herein or therein speaks only as of the date of this offering statement. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether because of new information, future developments or otherwise, except as may be required by law.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

DESCRIPTION OF BUSINESS

Description of the Business

The Company was incorporated in Wyoming on June 27th, 2023. The Company was formed to acquire, renovate, operate, and dispose of a portfolio of multi-family real estate properties located at 210 W Baltimore Avenue, Las Vegas, NV 89102, 2116 Fairfield Avenue, Las Vegas, NV 89102, 224, 226-227, 230-232, 234, 240 W St. Louis Avenue, Las Vegas, NV 89102, 1163 Blankenship Avenue, Las Vegas, NV 89106, 230, 234, 238, 248 W Chicago Avenue, Las Vegas, NV 89102, 216 Philadelphia Avenue, Las Vegas, NV 89102, 1001 G Street, Las Vegas, NV 89106, 1101 G Street, Las Vegas, NV 89106, 828 F Street, Las Vegas, NV 89106, 1201 D Street, Las Vegas, NV 89106, 704 W Adams, Las Vegas, NV 89106, 1312 C Street, Las Vegas, NV 89106, 602 W McWilliams Avenue, Las Vegas, NV 89106, 2215 E Nelson Avenue, Las Vegas, NV 89030, which the Company intends to acquire via single-purpose entities wholly owned by the Company. Notwithstanding the foregoing, the Company will acquire the Properties as tenants in common with a third party so that the third party owns 2.08% of the Properties and the Company owns 97.92% of the Properties.

The purchase price for the Properties is $28,293,425 or $121,431 per unit. The Company expects to incur debt on the Properties in the amount of $15,944,000 (approximately 56.4% LTV), leaving $13,456,984 for the Company to raise from investors. Of this amount, the Company has raised approximately $3,310,000 as of September 29, 2023 through the sale of Class A Interests pursuant to an exempt offering under Regulation D, Rule 506(b). The Company is also conducting a concurrent offering under Regulation D Rule 506(c) for the sale of Class B Interests. Class C Interests are held by entities associated with our Manager. The Company intends to close on a Property-by-Property basis as funds become available through this and the other referenced offerings. If the Company does not raise sufficient capital, it may not close on all of the Properties. The Company acquired a portion of the portfolio (122 units) on December 5, 2023, and is still in escrow for the remaining 111-units it intends to acquire. The closing on the remaining units is scheduled to take place on May 31, 2024. The following is a list of properties acquired in 2023:

216 W Philadephia Ave, Las Vegas, NV
1163 Blankenship Ave, Las Vegas, NV
2215 East Nelson St, Las Vegas, NV
230, 234, 238, 248 West Chicago Ave, Las Vegas, NV
1201 D Street, Las Vegas, NV
704 West Adams Avenue, Las Vegas, NV
602 West McWilliams St, Las Vegas, NV
828 F Street, Las Vegas, NV
1312 C South Las Vegas Blvd., Las Vegas, NV
1001, 1101 G Street, Las Vegas, NV

The Company seeks to provide housing for citizens returning to society from incarceration, low-income population and those coming out of homelessness. While these individuals have many avenues for food, clothing, medical and even job assistance, most landlords will not rent to people who have convictions or evictions in their past. This leaves few options for these individuals and sets them up for failure. The Company will provide residents transitional, shared and independent living options. These options provide residents the opportunity to minimize their living expenses by either sharing a room with another resident, sharing an apartment or living on their own. These options also allow the Company to maximize revenue by increasing the rental income created from an individual unit by as much as four times in some cases. This structure allows the Company to utilize 233 units to provide up to 332 rentable spaces, thus increasing profits significantly from a traditional multi-family model. The Company will then partner with Clark County to renew all current County resident leases, placing existing residents in new 1-year leases, while increasing all rents to the current Fair Market Rents for 2023. The Company will convert all additional units over to County clients and sign new 1-year leases and will receive a $500 bonus for each of these new leases. Finally, the Company will transition two of the properties located on Chicago Ave and Philadelphia Ave into licensed Transitional Living Facilities (TLF). These properties will have indoor fire sprinkler systems installed to meet City and State regulations. In addition, these properties will increase from 38 individual leases to a total of 90 transitional living beds, thus potentially increasing overall profits.

After acquisition, the Company will implement a value-add strategy intended to drive occupancy and net operating income up, thus increasing the value of the Properties. Our strategy will include allocating approximately $2,304,255 of capital to improve the exterior, interior, and amenities on the Properties. The planned exterior/amenity improvements include installing new signage, security installation, gates, a new key system, new windows and roof (as needed), upgrading the landscaping, and modernizing central entryways and the enclosed walkways. The planned interior improvements include updating appliances, installing new cabinetry hardware or repainting existing cabinetry (as needed), updating the light, electrical, and plumbing fixtures, and installing new countertops, remodeling bathrooms, new interior paint, and installing new flooring.

Our Manager anticipates full implementation of the Company's business plan will take 2-3 years. There are no assurances these strategies can be obtained. The Company plans to operate the Properties for approximately 10 years (or at a time when Our Manager believes it will be advantageous to the members); after which the Company will sell the Properties.

Aspire Realty Group, a third-party property management company, will serve as property manager for the Properties.

MANAGEMENT AND KEY PERSONS

The Company operates under the direction of our Manager, Manager, 3 Keys Communities Manager, LLC, which is responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. Pursuant to the Company's Operating Agreement, our Manager and its managing members are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require. Our Manager will perform its duties and responsibilities pursuant to our Operating Agreement. Our Manager is managed by the following individuals ("Sponsors"), whose biographies are included in the investor presentation contained in Exhibit F:

Robert and Claudia Rowsell

Over the past three years, Claudia and Rob have served as officers and principals of the following companies:

SBA Management, Inc.
November 2012 - Present

Elibella, Inc.
July 2018 - May 2021

Advancing the Dream, Inc.
February 2014 - May 2021

Achieving The Dream, Inc.
August 2010 - May 2021

Because of Grace, Inc.

May 2006 - May 2021

Hitomi Yasuda

Hitomi's three-year work history is as follows:

Neko Partners, LLC
Real Estate Investor & Syndicator
Feb 2018 - Present

Saks Fifth Avenue
Luxury Sales Associate
May 2014 - March 2023

Mitchell Ryan Snyder

Mitchell's three-year work history is as follows:

EmKy Investments LLC
Owner (Single Family Investments – wholesale & fix/flip)
2020 - Present

EmKy Multifamily Investment Group LLC
Principal (Multifamily Investments)
2020 - Present

The Money Multiplier
Event Coordinator
2022 - Present

The Money School
Event Coordinator
2022 - Present

PowerTeam International
Sales and Marketing Rep
2021- 2022

Las Vegas Home Buyers
Limited Partner and Acquisitions Manager
2020 - 2021


CAPITAL STRUCTURE AND OWNERSHIP


The rights and obligations of the Company's members are governed by the Company's Operating Agreement, which each prospective investor will be required to be bound as a condition to purchasing Interests. Below are summaries of miscellaneous terms of the Operating Agreement, which summaries are qualified by the actual terms of the Operating Agreement.

The Securities

The Company is Offering D-1 and D-2 Interests at $1,000 per Interest to raise up to $5,000,000. The minimum amount that an Investor may invest in the Offering is $5,000.00, which is subject to adjustment in the Company's sole discretion. D-2 Interests are reserved for investors investing $50,000 or more. In addition to Class D Interests, the Company has also authorized Class A Interests, Class B Interests, and Class C Interests. Class A Interests are broken into A-1, A-2 and A-3 Interests and Class B Interests are broken into B-1, B-2, and B3 Interests. Class A, Class B and

Class D Interests ("Investor Interests") have the same membership rights, except for their distributions differ based on class. Investor Interests represent 70% of the Company's membership interests and Class C Interests represent the remaining 30%.

Distributions

All distributions made to Investor Class Members will be based on a calendar year quarterly basis (January 1, April 1, July 1, October 1). Actual distributions will follow approximately forty-five (45) days following the conclusion of the calendar quarter.

Net Cash Flow shall be allocated and distributed as follows:

First, 100% of Net Cash Flow shall be paid to Class A-1 and Class B-1 Members until they receive the 8% initial Class A-1/B-1 Preferred Return as defined.

Second, 100% of Net Cash Flow shall be paid to Class A-2 and Class B-2 Members until they receive the Class A-2/B-2 Preferred Return.

Third, 100% of Net Cash Flow shall be paid to Class A-3 and Class B-3 Members until they receive the Class A-3/B-3 Preferred Return.

Fourth, 100% of Net Cash Flow shall be paid to Class D-1 Members until they receive the Class D-1 Preferred Return.

Fifth, any remaining Net Cash Flow shall be distributed 70% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 30% to Class C Members.

Allocations and Distributions From Capital Transaction Event

Net Capital Proceeds from a Capital Transaction Event shall be allocated and distributed as follows:

Net Capital Proceeds From a Refinance of the Property:

First, Class A-1 and Class B-1 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-1/B-1 Preferred Return.

Second, Class A-2 and Class B-2 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-2/B-2 Preferred Return.

Third, Class A-3 and Class B-3 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-3/B-3 Preferred Return.

Fourth, Class D-1 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class D-1 Preferred Return.

Fifth, Class A-1 and Class B-1 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Sixth, Class A-2 and Class B-2 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Seventh, Class A-3 and Class B-3 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Eighth, Class D Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Finally, any remaining Net Capital Proceeds shall be distributed 70% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 30% to Class C Members.

Once the Class A-1 and Class B-1 Members have received the Class A-1/B-1 Preferred Return and a return of their initial Capital Contributions at a refinance of the Property, the Class A-1 and Class B-1 Members shall cease as Members of the Company.

In the event the Company is unable to refinance the Property for any reason, there is a chance Class A-1 and Class B-1 Members will remain as Members of the Company. If this were to occur, Class A-1 and Class B-1 Members will continue to receive priority distributions over Class A-2, A-3, B-2, B-3, C, and D Members until they receive the Class A-1/B-1 Preferred Return in full and a return of their initial Capital Contributions.

Net Capital Proceeds From a Sale of the Property:

In the event (i) at a refinance, all Investor Class Members Unrecovered Capital Contributions have been reduced to zero, (ii) the Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members have received a Five percent (5%) ARR during the years Six (6) through Ten (10) of ownership, and (iii) the Property is sold during or after year Nine (9) of ownership, Net Capital Proceeds shall be distributed as follows:

First, Class A-2 and Class B-2 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-2/B-2 Preferred Return as defined.

Second, Class A-3 and Class B-3 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class A-3/B-3 Preferred Return as defined.

Third, Class D-1 Members are entitled to receive all Net Capital Proceeds, until they have received all their accrued, but unpaid Class D-1 Preferred Return as defined.

Fourth, Class A-2 and Class B-2 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Fifth, Class A-3 and Class B-3 Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Sixth, Class D Members are entitled to all Net Capital Proceeds, until their respective Unrecovered Capital Contribution has been reduced to zero.

Finally, any remaining Net Capital Proceeds shall be distributed 52.5% pro rata to Class A-2, Class A-3, Class B-2, Class B-3, and Class D Members and 47.5% to Class C Members.

For purposes of the foregoing, the following definitions apply:

"ARR" means the Annualized Return Rate which shall be calculated by dividing all profit distributions from Net Cash Flow and Net Capital Proceeds by the years of the investment from the close of the Offering to the time the Investor Class Member ceases to become a Member of the Company.Net Cash Flow:

"Capital Transaction Event" means the sale or refinance of the Property, or sale of substantially all of the assets of the Company or upon dissolution (or net proceeds of refinance or liquidation, as the case may be).

"IRR" means internal rate of return, meaning the percentage rate earned on each dollar invested for each period it is invested. The Company will calculate the internal rate of return using the Excel IRR function, or similar function and/or software.

"Net Capital Proceeds" means the excess of sale or refinance revenue, over sales or refinance costs and fees, including but not limited to repayment of debt, sales commissions, sales fees, establishment of necessary Reserves, the Capital Transaction Fee, cash expenditures incurred incident to the sales process, refinance/origination fees, broker fees, and any other cash expenditures incurred in the refinance of the Property. Any reserves returned to the Company by any lending institution, or any other source may be considered a Capital Transaction Event and part of Net Capital Proceeds in the Manager's sole discretion.

"Net Cash Flow" means the excess of all cash revenues of the Company relating to the direct or indirect ownership and operations of the Property other than revenue attributable to a Capital Transaction Event, over operating expenses and other expenditures for such fiscal period, including but not limited to principal and interest payments on indebtedness of the Company, other sums paid to lenders, and cash expenditures incurred incident to the normal operation of the Company's business, decreased by (i) the Asset Management Fee, and (ii) any amounts added to Reserves during such fiscal period and increased by (i) the amount (if any) of all allowances for cost recovery, amortization or depreciation with respect to property of the Company for such fiscal period, and (ii) any amounts withdrawn from Reserves during such fiscal period.

"Preferred Return" means:

• a non-compounded per annum return of Twelve percent (12%) (the "Class A-1/B-1 Preferred Return") based on Class A Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. Class A-1 and Class B-1 Members shall initially receive Eight percent (8%) of the Class A-1/B-1 Preferred Return, paid from Net Cash Flow on a monthly basis. Upon a refinance, Class A-1 and Class B-1 Members shall receive the remaining Four percent (4%) of the Class A-1/B-1 Preferred Return, paid from Net Capital Proceeds at a refinance.

For purposes of clarity, Class A-1 and Class B-1 Members shall have a preferential right to receive the Class A-1/B-1 Preferred Return prior to any distributions to the Class A-2, Class A-3, Class B-2, Class B-3, and Class C Members. Once the Class A-1 and Class B-1 Members have received the Class A-1/B-1 Preferred Return in full and a return of their initial Capital Contributions at a refinance of the Property, they shall cease to be Members of the Company.

• a non-compounded per annum return of Twelve percent (12%) (the "Class A-2/B-2 Preferred Return") based on Class A-2 and Class B-2 Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. If the Class A-2 and Class B-2 Members collectively receive a minimum of Fifty percent (50%) of their Unrecovered Capital Contribution at a refinance, the Class A-2/B-2 Preferred Return shall cease.

• a non-compounded per annum return of Eight percent (8%) (the "Class A-3/B-3 Preferred Return") based on Class A-3 and Class B-3 Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. If the Class A-3 and Class B-3 Members collectively receive a minimum of Fifty percent (50%) of their Unrecovered Capital Contribution at a refinance, the Class A-3/B-3 Preferred Return shall cease.

• a non-compounded per annum return of Five percent (5%) (the "Class D-2 Preferred Return") based on Class D-2 Members' initial Capital Contribution minus any return of capital from a Capital Transaction Event, if any. If the Class D-2 Members collectively receive a minimum of Fifty percent (50%) of their Unrecovered Capital Contribution at a refinance, the Class D-2 Preferred Return shall cease.

The Preferred Return is not guaranteed, meaning that the Preferred Return will not be paid in any particular quarter if the Company does not have sufficient capital available to pay it, as determined by the Net Cash Flow and/or Manager in its sole discretion. Any Preferred Return deficiencies will roll over to the following year. The Preferred Return allocation is on Net Cash Flow only and does not extend to Net Capital Proceeds although Preferred Return deficiencies that accrue may be distributed from Net Capital Proceeds.

"Unrecovered Capital Contribution" shall mean an Investor Class Member's initial Capital Contributions minus any return of capital from Net Capital Proceeds. The Manager has elected to treat quarterly distributions from Net Cash Flow as a return on investment and returns from Net Capital Proceeds as a return of capital.

Management Fees

The following fees may be paid to our Manager:

Acquisition Fee: a one-time acquisition fee of 3.5% of the purchase price of the Property, which shall be paid to our Manager at closing of the purchase of the Properties.

Asset Management Fee: a fee of 3% of gross revenues paid to our Manager on a monthly basis.

Capital Transaction Fee: a fee paid to our Manager at the sale or re-finance of the Properties. At a refinance of a Property or the Properties, our Manager shall receive a fee of 2% of the new loan amount. At a sale of a Property or the Properties, our Manager shall receive a fee of 2% of the sales price.

Reimbursement of Expenses; Fees for Professional Services: The Company will reimburse our Manager or its affiliates reasonable expenses paid or incurred in connection with the Company's operations. In addition, our Manager or its affiliates will be reimbursed the fair value for the provision of additional services to the Company or the Company at reasonable commercial rates on either an hourly or per-service basis.

Depreciation

To the extent appropriate, the Company intends to accelerate depreciation and elect to use the cost segregation method of depreciation for land improvements and/or personal property associated with the Properties. This will allow the Company to use a shorter depreciation schedule on some of the improvements and personal property.

In addition, to the extent possible, after consultation with the Company's certified public accountant, our Sponsors intend to take losses (including, but not limited to depreciation) in proportion to their Class C Member ownership interest (i.e., 30%).

Further, in the event a Member is unable to take depreciation due to vehicle of investment, such allotted depreciation to said Member shall be reverted to the Class C Members and shall be distributed in proportion to their respective Class C Member ownership interests.

Voting and Control

The Investor Interests are not permitted to vote on any Company matter subject to vote except to:

(a)   approve any loan to any Manager or any guarantee of a Manager's obligations (requires majority of Percentage Interests of each class);

(b)   amend the Operating Agreement in such a way that would result in a negative change to the Preferred Allocation as outlined in the private placement memorandum found in Company's Offering documents or adversely affect the rights, or the interest in the capital, distributions, profits, or losses of any Investor Class Member as outlined in the Company's Offering documents, reviewed and executed contemporaneously with this Agreement (requires majority of Percentage Interests of each class).

(c)   remove the Manager for cause pursuant to Section 4.6.2 of the Operating Agreement (requires the affirmative vote of members holding not less than a three-quarters majority of the Percentage Interests of the Company as a whole voting at a duly held meeting at which a quorum of each class is).

A vote of the majority of Class C members will be required to approve certain other key decisions such as appointment of a Manager, firing the property manager, sell or refinance the Properties, and amend the Operating Agreement.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Valuation

The valuation of the Company will be determined the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its interests (or grants options over its interests) to its founders and early employees at a very low cash cost because they are, in effect, putting their "sweat equity" into the company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their interests than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each interest of the same type is worth the same amount, and you paid more for your interests than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of a company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of a company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

The Company has ascribed no pre-offering valuation to the Company. The offering price for Interests in our current Offering was determined arbitrarily and may not reflect the actual value of the Interests.

Restrictions on Ownership and Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Finally, no sale, exchange or other transfer or assignment of the whole or any portion of an Interest will be permitted without the prior written consent of our Manager, which consent will be withheld if (a) all applicable federal and state securities laws and regulations with respect to transfers of securities, including but not limited to the Act and the Securities and Exchange Act of 1934, as amended, are not complied with to the satisfaction of our Manager, or (b) in the sole opinion of counsel to the Company there will be adverse consequences to the Company or any of the non-transferring members under any applicable federal, state or local income tax laws or regulations, or (c) for any other reason in the sole discretion of our Manager.

Minority Investors

Investors have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Such matters will be decided by our Class C interest holders and our Manager.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Wyoming law and the Company's operating agreement. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

OUTSTANDING INTERESTS

As of May 3, 2024, the Company has 3,240 Class A Interests, 4,135 Class B Interests, and 1,156 Class D Interests issued and outstanding. The Company is currently offering Class B Interests in an offering exempt under Rule 506(c) of Regulation D. The Company's goal is to raise a total of $13,456,984 between the sale of Class B and Class D Interests. No Interest holder currently holds 20% or more of the voting securities of the Company. Class C Interests have been issued as follows:

Name	Address	Capital Contribution	% Ownership of Class C	% Ownership of Company
Brownwood A, LLC (Robert and Claudia Rowsell)	2128 Arnold Way, Ste 9 Alpine, CA 91901	Services	62.5%	18.75%
EmKy Multifamily Investment Group LLC (Mitchell Ryan Snyder)	7710 Albright Peak Dr. Las Vegas, NV 89166	Services	9.1%	2.71%
Neko Partners, LLC (Hitomi Yasuda)	172 Center Street Suite 202 Jackson, WY 83001	Services	14.7%	4.41%
Door Wizard, LLC (Nicole Capra)	7733 Shore Haven Drive Las Vegas, NV 89128	Services	13.7%	4.11%

FINANCIAL CONDITION OF THE COMPANY

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Audited financial statements are attached to this Form C-AR as <u>Exhibit A</u>.

Operations

The Company was formed in Wyoming on June 27, 2023. The Company is in its development stage. Since inception, the Company has formed its business plan and prepared for this and other offerings. The Company made its first acquisition on December 5, 2023.

Cash and Cash Equivalents

As of December 31,2023, the Company had $1,782,210 cash and cash equivalents on hand. As of December 31, 2023 we had generated limited revenue with a net loss of $2,061,611 for the period ended December 31, 2023. For the period ended December 31, 2023, the Company's expenses included advertising, contract labor, legal and professional fees, mortgage interest, and property taxes. Cash flows are representative of what investors should expect in the future as the Company has only been operating for a short period of time. Cash flow is expected to increase as a number of defaulting tenants at the Properties have been evicted.

Liquidity and Capital Resources

The proceeds from this and the Company's 506(c) offering are essential to operations. The Company plans to use the proceeds from this Offering as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of its business strategy. The Company anticipates raising additional capital concurrent with this Offering through its 506(c) offering.

Capital Expenditures and Other Obligations

The Company anticipates expending approximately $28,293,425 total on the purchase of the properties using offering proceeds and loans totaling approximately $15,944,000 secured by the Properties. As of December 31, 2023, the Company has loans secured by Properties in the amount of $10,220,509. Additional offering proceeds will be used for improvement and repositioning of the Properties, management fees and operations.

Trends and Uncertainties

Inflation rates have increased to highs not seen in almost 40 years. These rate increases have caused lenders to similarly raise their rates for real estate borrowing. The current high cost of loans combined with inflation and supply is expected to result in less individuals purchasing single-family homes and more individuals renting, increasing demand for multifamily rental units and driving up rental rates. Consequently, current forecasts capture expectations of broad rent growth and increased occupancy in the multifamily real estate industry. However, similarly, purchasers of multifamily properties are experiencing increased operating costs, which could impact the Company's ability to generate a profit.

The Company has not yet acquired the Properties and it is uncertain whether it will be able to acquire the Properties if it does not raise sufficient capital through the sale of its Interests.

For a more detailed review of the risks and uncertainties affecting the Company and Company, see "Risk Factors" above.

RELATED PARTY TRANSACTIONS

We have issued our Sponsors our Class C Interests as detailed in "Outstanding Interests" above. Accordingly, our Sponsors are members of the Company and parties to our Operating Agreement.

Exhibits

The following are included as Exhibits to this Form C-AR and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B   Financial Statements (audited)